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August 10, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Peter McPhun, Wilson Lee, Jennifer Gowetski and Pamela Long

Re:	AxonPrime Infrastructure Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed August 4, 2021 File No. 333-257777

Ladies and Gentlemen:

On behalf of AxonPrime Infrastructure Acquisition Corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 9, 2021 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to the Registration Statement (as amended, the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Commission Amendment No. 3 to the Registration Statement (the “Amendment”) that reflects these revisions.

To assist your review, set forth below are the comments of the Staff contained in the Comment Letter and immediately below each such comment is the response of the Registrant with respect thereto or a statement identifying the location in the Amendment of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment.

Amendment No. 2 to Form S-1 Filed on August 4, 2021

General

1.
We note your disclosure on the cover page and elsewhere that the institutional anchor investors have expressed an interest to purchase an aggregate of $118,000,000 of units in the offering. Please revise to clarify whether there is a ceiling on the amount that may be purchased by your sponsor anchor investor and your institutional anchor investors and quantify any ceiling.

Response: In response to the staff’s comment, the Registrant has revised the disclosure on the prospectus cover page and pages 13, 14, 92, 134, 135, and 139 of the Amendment principally to clarify that we are not limited with respect to the number of units we may sell to the sponsor anchor investor or the institutional anchor investors.

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In addition, please revise to clarify the number of institutional anchor investors.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on the prospectus cover page and page II-5 of the Amendment to indicate the current range of the number of institutional anchor investors.

Please also revise your disclosure on page 14 to more specifically describe how the institutional anchor investors will have potentially different interests than public shareholders.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 14, 16, 44, 45, and 136 of the Amendment.

As we note the disclosure on page 133 that the institutional anchor investors are not required to hold any units for any amount of time, please provide a representation that the sponsor anchor investor and the institutional anchor investors will acquire the shares with the investment intent to hold the shares.

Response: The  Registrant respectfully acknowledges the Staff's comment. Although the institutional anchor investors are subject to specified transfer restrictions on any founder shares and private placement warrants they may purchase, they are not subject to such restrictions with respect to the units they may purchase in the Registrant's initial public offering. The sponsor anchor investor is subject to specified transfer restrictions with respect to any units, shares of Class A common stock, founder shares and warrants it may hold. As discussed during our telephone conference with the Staff, in response to the Staff's comment, the Registrant has revised the disclosure on pages 15, 79, and 135 of the Amendment to reflect the foregoing and to clarify the associated risks.

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Please do not hesitate to contact the undersigned at (212) 918-3267, or, in his absence, David Russo, also of Hogan Lovells US LLP, at (202) 637-3645 with any questions or comments regarding this letter.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Jon Layman, Chief Financial Officer and Chief Operating Officer, AxonPrime Infrastructure Acquisition Corporation
Paul Tropp, Ropes & Gray LLP